SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2002

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                               THE RANK GROUP PLC


        The Rank Group Qualifying Employee Share Ownership Trust (QUEST)


On 4 November 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 5,842 Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.


On 6 November 2002 each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 5,842 Ordinary shares in The Rank Group Plc by virtue of the QUEST transferring the shares to employees.


                Note:      For Companies Act purposes, each of the Executive
                Directors of The Rank Group Plc, together with all employees of the Company, are deemed to have a technical interest in all the shares held in Rank Group's QUEST. The interest ceases when shares are transferred to individuals who acquire shares from the QUEST on the exercise of options.


Contact:      Charles Cormick          020 7535 8012

Company Secretary

The Rank Group Plc

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  12 November, 2002

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary